TEEKAY CORPORATION Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas
NEWS RELEASE

TEEKAY INCREASES DIVIDEND BY 16 PERCENT; FIFTH CONSECUTIVE YEARLY INCREASE

Nassau, The Bahamas, October 5, 2007 - Teekay Corporation (Teekay or the Company) (NYSE: TK) announced today that its Board of Directors has approved a 16 percent increase in the Company’s quarterly cash dividend.  The dividend will increase to $0.275 per share of common stock, from $0.2375 per share in the previous quarter.  This dividend will be paid on October 29, 2007 to shareholders of record as at October 15, 2007.

“We are pleased to announce the fifth consecutive yearly increase in Teekay’s dividend, which reflects the continued growth of our businesses as well as the increase in free cash flow received from our publicly-traded subsidiaries” commented Bjorn Moller, Teekay’s President and Chief Executive Officer.  Mr. Moller continued, “We have increased our dividend by over 150 percent during the past five years and we will evaluate future dividend increases as we continue to execute on our growth strategy, including the scheduled delivery of our 27-vessel newbuilding program over the next several years.”

About Teekay

Teekay Corporation transports more than 10 percent of the world’s seaborne oil, operates in the offshore production, storage and transportation sector, including through its publicly-listed subsidiary Teekay Offshore Partners L.P. (NYSE: TOO), and has expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP). With a fleet of over 190 vessels, offices in 17 countries and 6,300 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 609-4740

Web site: www.teekay.com

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Company’s expectations for future growth; any increases in cash distributions from the Company’s publicly-traded subsidiaries; any increases future cash dividends; and newbuilding deliveries.  The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the level of cash distributions by Teekay LNG Partners LP, Teekay Offshore Partners LP or other Teekay subsidiaries, shipyard production delays, and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2006. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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